March 14, 2012

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, Northeast

Mail Stop 3720

Washington, D.C. 20549

Re:	G&K Services, Inc.
Form 10-K for the Year Ended July 2, 2011
Filed August 26, 2011
Form 10-Q for the Period Ended October 1, 2011
Filed November 4, 2011
Form 10-Q for the Period Ended December 31, 2011
Filed February 3, 2012
File No. 000-04063

Dear Mr. Spirgel,

With reference to the above-captioned filings, we have reviewed your March 1, 2012 letter. On behalf of G&K Services, Inc., the company’s responses to the staff’s comments are set forth below. For reference purposes, the text of the staff’s comments has been reproduced herein in bold, followed by our response.

Form 10-K for the Year Ended July 2, 2011

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 15

Overview, page 15

1.	Please expand the introductory section to provide a more robust executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned when evaluating the company’s financial condition and operating results. A good introduction or overview would:

5995 Opus Parkway

Minnetonka, MN 55343

952.912.5500

952.912.5999 (Fax)

1.800.GKCARES

www.gkservices.com

•	Include economic or industry-wide factors relevant to the company;

•

Provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges, and risks. For example, you should discuss management’s “strategic plan” and your performance relative thereto; and

•	Disclose key operating metrics and how management evaluates these metrics.

For more information, refer to Part III.A. of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003).

In future filings, we will expand the Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations to include a more detailed discussion of the most important themes and significant matters that management uses to evaluate the company’s business, financial condition and operating results and, as appropriate, will include the following items in the discussion:

•	Discussion of the major components of the company’s strategic plan, i.e.,

•	Customer focus

•	Execution

•	Cost management

•	Focus on underperforming locations and assets

•	Economic trends and other challenges that the company’s executives are most focused on, including:

•	Overall business environment

•	Commodity costs, including energy, cotton and polyester

•	Economic conditions and employment levels

In addition, we will disclose certain key operating metrics and how management evaluates these metrics, which include:

•	Revenue growth, including organic rental growth

•	Operating income margin and/or gross margin

•	Return on invested capital

•	Operating cash flow and free cash flow

Liquidity, Capital Resources and Financial Condition, page 22

2.	Please provide expected interest payments owed under your credit instruments in the Cash Payment Obligations table on page 25.

In future filings, we will include the expected interest payments owed under our credit instruments in the cash payment obligations table.

Notes to consolidated Financial Statements

Summary of significant accounting policies

Revenue recognition, page 41

3.	We note from the paragraph bridging pages 41 and 42 that during the fourth quarter of fiscal year 2010 you made changes in your business practices that materially improved your reported results in fiscal years 2010 and 2011. Identify those business practices and explain to us what changed. Explain why it became preferable to modify your revenue recognition policy for replacement fees. Explain the basis of your new accounting policy under US GAAP. Provide your independent registered auditors’ preferability letter regarding this change or explain to us why such a letter is unnecessary.

We do not have a new revenue recognition accounting policy that requires a preferability letter from our independent registered auditor. Rather, as disclosed in the Revenue Recognition paragraph of our Summary of Significant Accounting Policies, during the fourth quarter of fiscal 2010, we changed our business practices regarding the replacement of certain lost or damaged in-service towel and linen inventory.

Transactions entered into prior to the fourth quarter of 2010 included the potential for future adjustments to our billings, including, in some cases, refunds for a number of items, including actual experience of lost or damaged goods. For these transactions, we did not meet all of the requirements for revenue recognition under ASC 605-10-S99 at the time of our initial billing because our fees were not fixed or determinable and collectability was not reasonably assured, as evidenced by subsequent adjustments, including refunds in certain cases. As a result, we deferred the revenue for these transactions until such time as we could determine that the fees were no longer subject to adjustment or refund and were fixed and determinable and collectability was reasonably assured.

Beginning in the fourth quarter of 2010, our invoicing for lost and damaged in-service towel and linen inventory (replacement fees) is no longer subject to adjustment or refund. For these transactions, revenue is recognized at the time of billing when service performance and delivery of the in-service inventory to the customer occurs because the fee is fixed and determinable and collectability is reasonably assured in accordance with ASC 605-10-S99.

In future filings, we will clarify our disclosure related to this matter.

Form 10-Q for the Period Ended December 31, 2011

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 17

Results of Operations, page 18

4.	The disclosure on page 18 indicates that you changed how you recognize revenue attributable to certain replacement fees during the fourth quarter of fiscal 2010. We note that the respective Results of Operations discussions on pages 19 and 20 provide adjusted figures which exclude certain fiscal 2011 period revenues based on the modification of your revenue recognition policy. Please explain why these adjusted figures are appropriate given that the modified revenue recognition policy applied to each of the periods discussed. For example, each of the three month periods ended December 31, 2011 and January 1, 2011 took place after the fourth quarter of fiscal year 2010, during which you changed your policy. Please note that this comment applies equally to the Form 10-Q for the period ended October 1, 2011.

As a result of the change described in question 3 above, the company began to immediately recognize revenue related to all new invoicing for lost and damaged in-service towel and linen inventory. In addition, during the three month periods ending July 3, 2010, October 2, 2010 and January 1, 2011, the company continued to recognize and earn revenue (legacy revenue) associated with the refundable fees that had been collected prior to the change in business practices. As a result, the company had a dual, non-recurring revenue stream occurring during these periods. As of January 1, 2011, all deferred revenue previously recorded prior to the change in business practices had either been earned or refunded to the customers. Given the non-recurring nature of the legacy revenue, we believe that it was appropriate to disclose the adjusted revenue amounts to ensure the Results of Operations discussion for the periods ending October 1, 2011 and December 31, 2011 were comparable to the prior fiscal year periods.

*        *        *         *        *        *

In connection with responding to the staff’s comments, G&K Services, Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Upon review of this response letter, if you have any additional questions or wish to discuss any of the responses, please do not hesitate to contact me at (952) 912-5500.

Sincerely,

/s/ Jeffrey L. Wright

Jeffrey L. Wright

Executive Vice President and Chief Financial Officer

c:	Mr. Douglas A. Milroy, Chief Executive Officer and Director
Mr. Jeffrey L. Cotter, Esq., Vice President and General Counsel
Mr. Thomas J. Dietz, Vice President and Controller
Audit Committee of the Board of Directors